

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 13, 2011

Mr. Shaoping Lu, Chief Executive Officer
Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People's Republic of China

>   **Re: Fifth Season International, Inc.
>   Form 8-K/A
>   Filed June 17, 2011
>   Form 10-Q for Quarterly Period Ended
>   March 31, 2011
>   Filed May 23, 2011
>   File No. 000-53141**

Dear Mr. Shaoping Lu:

We have reviewed your amended filing and your Form 10-Q for Quarterly Period Ended March 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed June 17, 2011

General

1. We reissue comment one from our letter dated May 20, 2011. Please revise to provide the conflict of interest and prior performance disclosures in Guide 5 and further describe your investment policies and real estate consistent with Items 13 and 14 of Form S-11. As non-exclusive examples,

    - We note disclosure on page 37 indicating that you lease from "The Fifth Season Shandong Commercial Investment Co., Ltd.," which appears to raise conflict of interest disclosure pursuant to Guide 5.

- We note, for example, the reference on page six to Jiashan TFS being engaged in "hotel management." It is unclear if you own properties that are managed by affiliates, and if so, it is unclear why you do not provide conflict of interest disclosure. We also note that the signatories to several of your material contracts appear to be you and your affiliates, such as Tengzhou and Zibo.
- It is unclear why you do not address the extent to which your affiliates own or have an interest in your properties or adjacent properties. See Item 5 of Guide 5.
- The references to "Pledged or otherwise Encumbered" in the table beginning on page 38 are unclear and do not fully address Item 14(b) of Form S-11.
- You do not provide comprehensive disclosure of your investment policies under a separate subheading. See Item 14 of Form S-11.

Please revise accordingly.

Business Overview, page 4

2. We note your revised disclosure in response to comment five of our letter dated May 20, 2011 and we reissue the comment. It is still unclear what significant events resulted in your current operations and structure, including which individuals, control persons and entities were principally involved in your formation or acquisition from unrelated third parties. In this regard,
    - You state that Fifth Season HK "was incorporated," but you do not identify by whom;
    - You refer in your response and revised disclosure to a February 5, 2010 Reorganization, a September 20, 2010 Securities Purchase Agreement and an October 12, 2010 Exchange Agreement, in addition to the March 31, 2011 reverse merger. You also reference "reorganization[s]" on page six occurring on October 8, 2010 and December 20, 2010. But it is unclear (1) who the owners, sellers, control persons and other principal parties were in each of these transactions, (2) what the business reasons were for the reorganizations, especially if between related parties, and (3) how each transaction materially contributed to the creation of the operating company that was later acquired by the public shell;
    - Please identify the "controlling stockholder at the time," the "three original shareholders" of Shandong TFS.

    Please provide a summary of your formation in plain language understandable to the average investor.

3. Additionally, please revise the summary and where appropriate to describe with more specificity your commodities business operation as distinguished from your other business operations.

4. We note your revised disclosure in response to comment six of our letter dated May 20, 2011 and we partially reissue the comment. Please address whether your wholesale and real estate operations fit within the "encouraged," permitted" or other categories. With a view to disclosure, advise us whether you received an opinion of counsel regarding these disclosures. Finally, with respect to your online sales business, briefly explain how the contractual arrangements would bring your online business into compliance with PRC law(s), disclose the anticipated timing of the contractual arrangements, and expand the disclosure at the bottom of page 13 or where appropriate to clarify the potential consequences of your current non-compliance.

5. We note your revised disclosure in response to comment seven of our letter dated May 20, 2011 and we reissue the comment. You state that you have not yet rendered any property management services yet, and you indicate that your property consulting and online sales businesses combined generated less than 1% of your revenues for 2010. Please revise the first paragraph on page four and Our Services on page nine to provide approximate percentages of total revenues attributed to wholesale of goods and your other business operations, which appear to provide substantially all of your revenues.

6. Please see prior comment seven. Revise to further clarify your investing and assignment activities, as well as your disclosure regarding land use rights. For example, it is unclear what percentage of your investing activities generate rental income, income upon the sale of renovated properties, or otherwise. It is unclear what you mean by "assignment" and how "the sale of such properties" differs from any sale conducted pursuant to your investing activities. Please revise accordingly.

7. Also, please revise to further clarify your wholesale of goods business. Your agreement with Guangdong, for example, pertains to refined iron powder with iron content of 64% and delivery that is "effective until March 30, 2011." It is unclear what the general market is for such goods and how the delivery date and payments for such contracts occur. Please revise to clarify.

8. With respect to your wholesale goods operations revise to clarify (1) if you store copper, iron and other products until sale, arrange for resale prior to taking delivery, or otherwise, and (2) whether substantially all or a material portion of your wholesale goods business acts essentially as a distributor of raw goods.

9. We note your revised disclosure in response to comment eight of our letter dated May 20, 2011. Revise to provide the citation for each publication you name such that a potential investor may easily find the information discussed.

10. We note your revised disclosure in response to comment nine of our letter dated May 20, 2011 and we partially reissue the comment. In this regard, we note that you did not address the "other intellectual" property mentioned on amendment page 11.

11. We note your response and revised disclosure in response to comment 12 of our letter dated May 20, 2011 and we partially reissue the comment. Please revise to disclose the material terms of the sales agreements with Kunlun International Trade Co., Ltd., Zhejiang Jinghua Industry Co., Ltd., Shanghai Senhong Metal Co., Ltd. and Shanghai Tongli Metal Co., Ltd. We note that you will file English translations of your agreements with Kunlun International Trade Co., Ltd and Shanghai Tongli Metal Co., Ltd. with your next amendment.

12. We note that the agreement with Zhejiang Jinghua Industry Co., Ltd. filed as Exhibit 10.28 includes a delivery date of "before June 31, 2010." With a view to clarifying Business disclosure for this and your other supplier and customer agreements, advise us whether this is the only contract you had with Zhejiang. It is unclear if you continue to sell the same number of items at the same price even though the contract appears to be historical; if you have amended the agreement; or otherwise.

Risk Factors, page 19

13. We note your response to our prior comment 15. It appears to us that based on your response, you rely on your consultants for US GAAP expertise and your management does not have prior experience, formal education or credentials related to U.S. GAAP. We believe that you do not have employees with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP. Please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

"*One of our PRC Subsidiaries fail to make capital contributions . . .*" page 19

14. We note your revised disclosure in response to comment 16 of our letter dated May 20, 2011. Please address the financial and operational effect(s) on the company if TFS Technology and/or Kairui Real Estate's licenses are revoked. In addition, revise to incorporate into your disclosure the apparent fact that TFS Technology is also not in compliance with PRC laws and regulations and that it has received an extension from the local government in which to bring itself into compliance. Further disclose when that extension will expire.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

15. We note your revised disclosure in response to prior comments 18 and 19. Note that we may have further comment after reviewing revised Business disclosure pursuant to comments above.

16. We note your revised disclosure in response to comment 22 of our letter dated May 20, 2011. Revise to provide the relevant citation(s) to the company's reference to the National Bureau of Statistics of China so that a potential investor may easily access the source.

17. Please revise to clarify the meaning of a loan "entrusted through" another party, such as CITIC Bank. See prior comment 24.

18. We note your revised disclosure in response to comment 25 of our letter dated May 20, 2011. Please revise the reference to the required reserve fund to address the extent to which you have met it or require significantly more revenues to meet it. Your revised disclosure should clarify the nature and status of this and any other restriction on the transfer and use of funds.

19. We note your revised disclosure in response to comment 26 of our letter dated May 20, 2011 and we partially reissue the comment. Please revise your filing to disclosure approximately how much funding is required to sustain your operations as disclosed for a twelve month period.

Investing Activities, page 32

20. We have reviewed your revised disclosure to our prior comment 29. It appears that your response and revised disclosure does not address our comment, therefore it is being reissued in its entirety. We note you loan to related parties and this amount has increased from approximately $101,000 at December 31, 2009 to $2.1 million at December 31, 2010. Please revise to clarify how you evaluate the issuance of such loans to related companies in the context of your liquidity position.

Financing Activities, page 33

21. We reissue comment 30 of our letter dated May 20, 2011. Please identify the affiliates, guarantors and other parties to the various lending agreements in your table on page 33. In this regard, we are unable to locate responsive disclosure.

Properties, page 36

22. We note your revised disclosure in response to comment 31 of our letter dated May 20, 2011 and we partially reissue the comment. Please summarize the nature and significance of the properties to your business. In addition, please clarify the terms "room" and "pledged" and supplementally explain the term "shop", as we note it has been removed from your disclosure. Finally, revise to explain whether all of your properties are represented in the tables or a select few and address the adequacy and suitability of each property as required by Item 102 of Regulation S-K.

Directors and Executive Officers , Promoters and Control Persons, page 45

23. We note your revised disclosure in response to comment 33 of our letter dated May 20, 2011. Please address any gaps in employment for Mr. Lianmo Wu, as required by Item 401(e) of Regulation S-K. In this regard, we note the timeframes from June 2006 to January 2007 and November 2003 remain unaccounted for.

Executive Compensation, page 48

24. We note your response and your revised disclosure in response to comment 37 of our letter dated May 20, 2011 and we reissue the comment. Please clarify your disclosure regarding officer compensation. In this regard, we note your disclosure on age 48 that all of your employees participate in government required social benefits and your disclosure that officers who do not receive salaries do not have necessary social benefits paid by the company. Please reconcile and revise your summary compensation table as necessary. See Item 402(n)(2)(ix) of Regulation S-K.

25. We reissue comment 38 of our letter dated May 20, 2011. Please revise to disclose the material terms of the employment agreements for Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang. We note that the employment agreements address, among other provisions, restrictive covenants and termination. In addition, revise to discuss the criterion the board uses to determine bonus eligibility and discuss the social benefits in detail. In this regard, we note that each may be eligible to receive a bonus but that no bonuses have been approved by the board. See comment 12 above.

Certain Relationships and Related Transactions, and Director Independence, page 49

26. We note your revised disclosure in response to comment 40 of our letter dated May 20, 2011 and we partially reissue the comment. Please disclose the material terms of the arrangements. In this regard, we note that the material terms have been provided for the company's transaction with Belmont Partners but that the remaining transactions have not been discussed in detail.

27. We note your revised disclosure in response to comments 42 and 43 of our letter dated May 20, 2011 and we partially reissue the comments, as it is unclear why the loans and guarantee disclosed in Notes 13 and 14 to the financial statements have not been disclosure under this heading and why only the TFS purchase was disclosed in response to comment 43. Please revise your disclosure or advise separately as to why any of the relevant transactions have been omitted.

28. We note your response to comment 44 of our letter dated May 20, 2011 and we reissue the comment. Please discuss the stated relationships as they relate to the founding of your operations. Revise your disclosure accordingly.

29. Also, please revise the bottom of page 49 to identify your promoters.

Market Price and Dividends on our Common Equity and Related Stockholder Matters, page 50

30. We note your revised disclosure in response to comment 45 of our letter dated May 20, 2011. Please revise to clarify the "N/A" entries.

Exhibits

31. We note your response to comment 47 of our letter dated May 20, 2011 that the Disclosure Letter is not an attachment to exhibit 2.1. We reissue the comment. Please revise to provide a list briefly identifying the contents of the Disclosure letter, together with an agreement to furnish supplementally a copy of it and any omitted schedules to the Commission upon request. We may have further comment.

32. We partially reissue comment 48 of our letter dated May 20, 2011 as we continue to note that exhibits 10.3 through 10.7 and 10.9 through 10.23 are missing portions of the agreements. In this regard, we note the "Headlines of articles omitted" section in most of the aforementioned exhibits. Please file English translations of these agreements in their entirety or advise. See Securities and Exchange Act Rule 12b-12(d).

33. We note your response to comment 51 of our letter dated May 20, 2011 that the employment agreements for Messrs. Shaoping Lu and Xing and the "employment agreement by amendment" for Ms. Zhumin Zhang are attached as Exhibits 10.25, 10.26 and 10.29, respectively. Each document, however, references "a separate employment agreement dated as of October 22, 2010." Please file these separate employment agreements for each of the aforementioned officers as well as the original employment for Ms. Zhang as exhibits in accordance with Regulation S-K Item 601(b)(10).

Unaudited Pro Forma Combined Financial Data

Unaudited Pro Forma Combined Balance Sheet, page PF-3

34. It appears the balances presented for current assets in the Pro Forma column of the balance sheet do not total to $16,743,733. Please clarify or revise.

Form 10-Q for Quarter Ended March 31, 2011
Financial Statements
Notes to Financial Statements
5. Deposit with Property Developer, page 16

35. We note you have recorded a deposit of $31,724,160 to a property developer to be their exclusive sales agent. Please provide us with a detailed discussion of the terms of this agreement and cite the specific authoritative literature you utilized to support your accounting treatment.

Form 8-K filed May 4, 2011

36. We issued comments to you on the above captioned filing on May 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director